Filed by Rosetta Resources Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Rosetta Resources Inc.

Commission File No.: 000-51801

This filing relates to a proposed business combination involving Rosetta Resources Inc. (“Rosetta”) and Noble Energy, Inc. The following employee communication was distributed to Rosetta’s employees on June 18, 2015:

Merger Between Noble Energy and Rosetta Resources Achieves Key Milestones

Since the announcement of the merger of Noble Energy and Rosetta Resources on May 11, 2015, teams from both companies have been working together to plan the post-closing integration process.

Also, the Antitrust Division of the Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott- Rodino Antitrust Improvements Act of 1976 last week. On June 1, 2015, Noble Energy filed an S-4 with the Securities and Exchange Commission which is a prospectus related to the Noble Energy common stock to be issued pursuant to the merger agreement. On June 16, 2015 Noble Energy filed an S-4/A providing notice of the record date and special meeting to the stockholders of Rosetta Resources.

The closing of the transaction remains subject to approval of Rosetta Resource’s stockholders and other customary closing conditions. In that regard, Rosetta on June 16, 2015 announced that it will hold a special meeting of its stockholders on July 20, 2015, in order for Rosetta stockholders to vote on whether to approve the merger. Rosetta stockholders of record at the close of business on June 18, 2015, will be entitled to receive notice of and vote at the special meeting.

Following the approval by Rosetta Resources stockholders, the merger is expected to close July 20, 2015. In addition to bringing two exceptional and material areas to Noble Energy’s global portfolio, the merger adds the strong culture of safety and talented employees to the Noble Energy team.

Forward Looking Statements

This information contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes”, “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Rosetta’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s and Rosetta’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this information will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval, the risk of an injunction by a governmental or regulatory authority that may delay the merger or cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s businesses that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Rosetta, on June 16, 2015, Noble Energy filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Rosetta and that also constitutes a prospectus of Noble Energy. The definitive proxy statement/prospectus was also filed with the SEC by both Noble Energy and Rosetta on June 16, 2015. Rosetta will mail the definitive proxy statement/prospectus to its shareholders on or about June 19, 2015. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Rosetta may file with the SEC in connection with the proposed transaction. Noble Energy and Rosetta urge Rosetta investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the definitive proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Rosetta’s website (www.rosettaresources.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Rosetta, Noble Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Rosetta shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Rosetta shareholders in connection with the proposed merger is contained in the definitive proxy statement/prospectus. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015, or in the registration statement on Form S-4 filed June 16, 2015. You can find information about Rosetta’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Rosetta and Noble Energy using the contact information above.